SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            GLOBAL ENERGY GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   37941V 10 5
                      (CUSIP Number of Class of Securities)

                                 Neal S. Stubbs
                               929 Oakfield Drive
                             Branden, Florida 33511

                                 (813) 685-8220
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2001
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

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CUSIP No.37941V 10 5                                                 Page 2 of 5

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Neal S. Stubbs
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                              (b) [X]*
--------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------
   4   SOURCE OF FUNDS*   OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States
--------------------------------------------------------------------------------
                   7       SOLE VOTING POWER
                             3,340,039
 NUMBER OF        --------------------------------------------------------------
    SHARES         8       SHARED VOTING POWER
  OWNED BY
    EACH          --------------------------------------------------------------
 REPORTING         9       SOLE DISPOSITIVE POWER
PERSON WITH                   3,340,039
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               3,340,039
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                33.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                IN
--------------------------------------------------------------------------------

*Mr. Cornett acquired these shares as a result of being a shareholder of Global Energy & Environmental, Inc., accordingly he may be considered a member of their group of other shareholders.

CUSIP No.37941V 10 5                                                 Page 3 of 5


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Global Energy Group, Inc. (f/k/a 1stopsale.com Holdings, Inc.), a Delaware corporation (the "Company"). The Company's principal executive office is located at 15445 N. Nebraska Avenue, Lutz, Florida 33549.

Item 2.  Identity and Background.

                  (a) This statement is filed by Neal S. Stubbs (the "Reporting Person") with respect to shares directly owned by him.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

                  (b) The business address of Neal S. Stubbs is 929 Oakfield Drive, Branden, Florida 33511.

                  (c) Mr. Stubbs is principally engaged as an orthodontist and is a private investor.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Stubbs is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On October 12, 2001, the Issuer completed the acquisition of all of the issued and outstanding shares of Global Energy & Environmental Research, Inc. Pursuant to the transaction, the Issuer issued an aggregate of 9,375,000 shares to the (34) shareholders of Global. Included in that number of shares was the 3,340,039 shares issued to Mr. Stubbs. The shares of Global that Mr. Stubbs exchanged in connection with the above described transaction were paid for out of personal funds.

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Mr. Stubbs were acquired for, and are being held for, investment purposes. The shares were acquired in connection with the Issuers acquisition of all of the issued and outstanding shares of Global.

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CUSIP No.37941V 10 5                                                 Page 4 of 5


         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the close of business on October 12, 2001, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 3,340,039 shares of Common Stock. As of October 12, 2001, these shares represented 33.5% of the sum of the 9,978,938 total shares of Common Stock outstanding as reported.

                  (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

                  (c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including August 13, 2001 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None

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CUSIP No.37941V 10 5                                                 Page 5 of 5


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  October 22, 2001                             /s/ Neal S. Stubbs
                                                     --------------------------
                                                       Neal S. Stubbs